Exhibit 99.2
Appendix 3E
Daily share buy-back notice

Rule 3.8A
Appendix 3E
Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)
Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries SE	097 829 895
We (the entity) give ASX the following information.
Information about buy-back

1 Type of buy-back	On-market

2 Date Appendix 3C was given to ASX	17 May 2011
Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day

3 Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Not applicable	268,131

4 Total consideration paid or payable for the shares/units	Not applicable	A$1,519,954.19

Appendix 3E
Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	highest price paid: Not applicable date: Not applicable lowest price paid: Not applicable date: Not applicable	Highest price paid: A$5.70 lowest price paid: A$5.61 highest price allowed under rule 7.33: A$5.77

How many shares/units may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units - the remaining number of shares/units to be bought back	21,551,198 CUFS / ordinary shares
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Marcin Firek	Date:	25 August 2011

(Company Secretary)

Print name:	Marcin Firek